FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2009

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

JA Solar Holdings Co., Ltd.
36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

This Form 6-K consists of:

A statement regarding appointment of Mr. Ming Yang as vice president of business development and corporate communications of JA Solar Holding Co., Ltd.  (the “Registrant”), made by the Registrant in English on January 15, 2009.

JA Solar Appoints Ming Yang as Vice President of Business Development and Corporate Communications

SHANGHAI, China, Jan. 15, 2009 – JA Solar Holdings Co., Ltd. (Nasdaq: JASO - News), a manufacturer of high-performance solar products, today announced the appointment of Mr. Ming Yang as vice president of business development and corporate communications. He will be responsible for the company's strategic communications, including investor and public relations, as well as business development, strategic marketing and market assessment activities.

Mr. Yang has more than six years of experience working as a Wall Street buyside and sellside analyst, specializing in the renewable energy and semiconductor materials sectors. Most recently, he was an analyst covering the renewable energy sector at Coatue Management, a $2 billion hedge fund based in New York. Before that, he was vice president at Piper Jaffray for four years, as senior China research analyst covering solar energy and semiconductor materials, based in Shanghai. Mr. Yang started his Wall Street career as an analyst at Dreman Value Management.

"We are very pleased to add Ming to our team, as he will help to re-energize our corporate communications and marketing activities using his deep industry knowledge and Wall Street experience," said Samuel Yang, CEO of JA Solar. "His unique market intelligence and understanding of our business will be a great value to our customers, partners and investors."

Yang earned his master of business administration degree from Cornell University and a bachelor's degree in electrical engineering and computer science from the University of California at Berkley.

About JA Solar Holdings Co., Ltd.

Based in Shanghai, JA Solar Holdings Co., Ltd. is a leading manufacturer and marketer of high-performance solar cells. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial and utility-scale power generation. For more information, please visit http://www.jasolar.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Huaijin Yang
Name: Huaijin Yang
Title: Chief Executive Officer

Date: January 15, 2009